                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*



                          Renaissance Solutions, Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                  759924 10 3
                                 (CUSIP Number)



               O. Bruce Gupton, c/o Renaissance Solutions, Inc.
               100 First Stamford Place, Stamford, CT  06903-6798
                                 (203) 975-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                               December 31, 1996
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                   SCHEDULE 13D
------------------------                                  ---------------------
  CUSIP NO. 759924 10 3                                     PAGE 2 OF 6 PAGES
------------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      O. Bruce Gupton

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      OO; Acquired in Merger (described in Item 3)

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,310,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,179,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,310,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      14.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------


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                                                        PAGE 3 OF 6 PAGES

ITEM 1.   SECURITY AND ISSUER



This Schedule 13D relates to the common stock, $.0001 par value per share (the "Common Stock"), of Renaissance Solutions, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Lincoln North, 55 Old Bedford Road, Lincoln, Massachusetts 01773.


ITEM 2.   IDENTITY AND BACKGROUND

This statement is filed by O. Bruce Gupton. The business address of Mr. Gupton is c/o Renaissance Solutions, Inc., 100 First Stamford Place, Stamford, Connecticut 06903-6798. Mr. Gupton is the President and Chief Executive Officer of International Systems Services Corporation, a Connecticut corporation ("ISS") and a wholly-owned subsidiary of the Company. During the last five years, Mr. Gupton has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Gupton has not been a party to any civil proceedings resulting in a judgment, decree or final order relating to securities laws. Mr. Gupton is a United States citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Gupton acquired 1,310,000 shares of Common Stock (the "Shares") on December 31, 1996, in connection with the merger of ISS and Artist Acquisition Corp., a Connecticut corporation and wholly-owned subsidiary of the Company (the "Transitory Subsidiary"). The details of the merger (the "Merger") are as follows: The Company initially formed the Transitory Subsidiary for the purpose of merging the Transitory Subsidiary with and into ISS. To this end, the Company, the Transitory Subsidiary, ISS and Mr. Gupton entered into an Agreement and Plan of Merger dated as of December 31, 1996 (the "Merger Agreement"). The Merger Agreement provided, on the terms and subject to the conditions specified therein, for the Merger. From and after the Effective Time of the Merger (as defined in the Merger Agreement), (i) the separate corporate existence of the Transitory Subsidiary ceased, (ii) ISS continued as the surviving corporation (the "Surviving Corporation") and (iii) the Surviving Corporation became a wholly-owned subsidiary of the Company. Also at the Effective Time, the 1,680 shares of ISS common stock, no par value per share (the "ISS Common Stock"), owned by Mr. Gupton (the "ISS Shares") converted into the right to receive the Shares. All remaining shares of ISS Common Stock held in ISS' treasury immediately prior to the Effective Time were cancelled and retired without payment of any consideration therefor. Finally, each share of common stock, $.01 par value per share, of the Transitory Subsidiary issued and outstanding immediately prior to the Effective Time converted into and thereafter evidenced one share of common stock, $.01 par value per share, of the Surviving Corporation.
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                                                        PAGE 4 OF 6 PAGES

ITEM 4.   PURPOSE OF THE TRANSACTION

The purpose of Mr. Gupton in acquiring the Shares was to consummate the Merger described in Item 3 above. As a result of the Merger, (i) Mr. Gupton acquired the Shares, (ii) the Transitory Subsidiary merged into ISS, (iii) the Surviving Corporation continued as a wholly-owned subsidiary of the Company, and (iv) Mr. Gupton acquired registration rights with respect to the Shares pursuant to a Registration Rights Agreement dated as of December 31, 1996 by and among the Company and Mr. Gupton (the "Registration Rights Agreement"). The Registration Rights Agreement obligates the Company to use its best efforts to file a registration statement on Form S-3 of the Securities and Exchange Commission for 300,000 of the Shares on or before March 20, 1997. Furthermore, at any time after the first anniversary of the occurrence of the Closing (as defined in the Merger Agreement) and prior to the second anniversary of the Closing, Mr. Gupton may request that the Company register an additional 200,000 of the Shares. The Registration Rights Agreement also provides Mr. Gupton with incidental registration rights with respect to the Shares at any time after the first anniversary of the Closing and until the fifth anniversary of the Closing. In addition, following the effective date of the Merger, Mr. Gupton was elected as a Director of the Company. Except for the aforementioned results of the Merger, Mr. Gupton has no plan or proposal which relates to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries,
(iii) any change in the Company's present Board of Directors or management, (iv) any material change in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure,
(v) any change in the Company's charter or by-laws, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

As of December 31, 1996, Mr. Gupton beneficially owned the Shares, representing 14.2% of the 9,243,614 shares of Common Stock reported by the Company to be outstanding as of such date.

Of the Shares, Mr. Gupton currently has sole voting power and sole dispositive power over 1,179,000 shares of Common Stock. The remaining 131,000 shares of Common Stock (the "Escrow Shares") are held in escrow pursuant to the terms of an

                                       4
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                                                        PAGE 5 OF 6 PAGES



Escrow Agreement dated as of December 31, 1996 by and among the Company, Mr. Gupton and State Street Bank and Trust Company (the "Escrow Agreement"). Mr. Gupton has the right to exercise voting power over the Escrow Shares, but not dispositive power, while they remain in escrow.

Except for the Merger described in Item 3 above, Mr. Gupton has not had any transactions in the Common Stock during the past 60 days.

To Mr. Gupton's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Escrow Shares are security for the obligations of Mr. Gupton under the Merger Agreement, and may be transferred, delivered and assigned to the Company or to Indemnified Persons (as defined in the Merger Agreement) pursuant to the terms of the Escrow Agreement. The Registration Rights Agreement, described in
Item 4 above, provides Mr. Gupton with registration rights with respect to the Shares. Except for the Escrow Agreement and the Registration Rights Agreement, to the knowledge of Mr. Gupton, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Gupton and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     1. Agreement and Plan of Merger dated as of December 31, 1996 by and among Renaissance Solutions, Inc., Artist Acquisition Corp., International Systems Services Corporation and O. Bruce Gupton (the Escrow Agreement and the Registration Rights Agreement are attached as exhibits thereto).
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                                                        PAGE 6 OF 6 PAGES

                                   Signature
                                   ---------



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ O. Bruce Gupton
--------------------------------------------
O. Bruce Gupton



Dated as of February 21, 1997

                                       6